UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.             ) *

PANERA BREAD COMPANY

(Name of Issuer)

Class A Common Shares, $0.0001 Par Value

(Title of Class of Securities)

69840W108

(CUSIP Number)

David K. Robbins, Esq.

Bingham McCutchen LLP

355 South Grand Avenue, 44th Floor

Los Angeles, CA 90071

(213) 680-6400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 10, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 69840W108

1	NAME OF REPORTING PERSONS Shamrock Activist Value Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 1,318,116 Class A Common Shares*
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 1,318,116 Class A Common Shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,318,116 Class A Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.56%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	See Item 5 hereof

SCHEDULE 13D

CUSIP No. 69840W108

1	NAME OF REPORTING PERSONS Shamrock Activist Value Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 788 Class A Common Shares*
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 788 Class A Common Shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 788 Class A Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	See Item 5 hereof

SCHEDULE 13D

CUSIP No. 69840W108

1	NAME OF REPORTING PERSONS Shamrock Activist Value Fund III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 30,468 Class A Common Shares*
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 30,468 Class A Common Shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,468 Class A Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.11%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	See Item 5 hereof

SCHEDULE 13D

CUSIP No. 69840W108

1	NAME OF REPORTING PERSONS Shamrock Activist Value Fund GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 1,349,372 Class A Common Shares*
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 1,349,372 Class A Common Shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,349,372 Class A Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.67%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	See Item 5 hereof

SCHEDULE 13D

CUSIP No. 69840W108

1	NAME OF REPORTING PERSONS Shamrock Partners Activist Value Fund, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,349,372 Class A Common Shares*
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 1,349,372 Class A Common Shares*
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,349,372 Class A Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.67%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	See Item 5 hereof

INTRODUCTION

The securities to which this statement relates are Class A Common Stock, $0.0001 par value per share (“Class A Common Shares”), of Panera Bread Company, a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 6710 Clayton Road, Richmond Heights, Missouri 63117. As a result of a purchase of Class A Common Shares on July 18, 2008, the Reporting Persons (as defined below) became the beneficial owners of greater than 5% of the issued and outstanding Class A Common Shares.

ITEM 2.	Identity and Background.

(a)-(c), (f). The Reporting Persons are: (i) Shamrock Activist Value Fund, L.P., a Delaware limited partnership (“SAVF”), (ii) Shamrock Activist Value Fund II, L.P., a Virginia limited partnership (“SAVF II”), (iii) Shamrock Activist Value Fund III, L.P., a Delaware limited partnership (“SAVF III”), (iv) Shamrock Activist Value Fund GP, L.L.C., a Delaware limited liability company and the general partner of SAVF, SAVF II and SAVF III (the “General Partner”) and (v) Shamrock Partners Activist Value Fund, L.L.C., a Delaware limited liability company and the managing member of the General Partner (“Shamrock Partners”). The principal business of SAVF, SAVF II and SAVF III (SAVF, SAVF II and SAVF III are referred to collectively herein as “Shamrock Activist Value Fund”) is investing in the securities of publicly traded small and micro-cap companies in the United States. The principal business of the General Partner is acting as general partner of Shamrock Activist Value Fund, and the principal business of Shamrock Partners is acting as the managing member of the General Partner.

The managing members of Shamrock Partners are Shamrock Holdings of California, Inc., a California corporation (“SHOC”), and Stanley P. Gold, an individual who is President of SHOC. All of the capital stock of SHOC is owned by Shamrock Holdings, Inc., a Delaware corporation (“SHI”). SHOC and SHI, together with their subsidiary entities, are holding companies engaged in the making, holding and disposing of investments in various industries, principally in the United States and Israel.

The Roy E. Disney Trust and the Patricia A. Disney Trust each own approximately 2.26% of the common stock of SHI. Roy Patrick Disney, Susan Disney Lord, Abigail Edna Disney and Timothy J. Disney own an aggregate of approximately 45.4% of the common stock of SHI. In addition, Stanley P. Gold is the sole trustee of four trusts established for the benefit of Roy Patrick Disney, Susan Disney Lord, Abigail Edna Disney and Timothy J. Disney, which hold an aggregate of approximately 50% of SHI common stock. Mr. Gold is also the trustee of the Patricia Disney Trust.

The principal executive offices of Shamrock Activist Value Fund, the General Partner, Shamrock Partners, SHOC and SHI are located at 4444 W. Lakeside Drive, Burbank, California 91505.

The business address of each of the persons listed below is 4444 W. Lakeside Drive, Burbank, California 91505. The names and principal occupations or employments of the directors, executive officers and controlling persons of Shamrock Activist Value Fund, the General Partner, Shamrock Partners, SHOC and SHI are as follows:

Name	Principal Occupation Or Employment
Roy E. Disney	Chairman of the Board of Directors of SHI and SHOC. Chairman of the Board of Directors of Shamrock Capital Advisors, Inc., a Delaware corporation (“SCA”) (a subsidiary of SHOC that provides management and consulting services, principally to SHOC and investment partnerships organized by SHOC, including businesses in which such partnerships invest). The principal executive office of SCA is 4444 W. Lakeside Drive, Burbank, CA 91505.

Abigail E. Disney	Vice Chairman of the Board of Directors of SHI and Executive Vice President of SHOC; investor.

Roy Patrick Disney	Director of SHI; investor.

Susan Disney Lord	Director of SHI; investor.

Abigail E. Disney	Vice Chairman of the Board of Directors of SHI and Executive Vice President of SHOC; investor.

Timothy J. Disney	Director of SHI; investor.

Stanley P. Gold	Director and President of SHI and SHOC. Director, President and Managing Director of SCA. Managing Member and President of Shamrock Partners.

Michael J. McConnell	Managing Director of SCA; Vice President of SHOC and Shamrock Partners.

Eugene I. Krieger	Vice Chairman of the Board of Directors and Chief Operating Officer of SHI. Vice Chairman of the Board of Directors of SCA. Vice President of SHOC and Shamrock Partners.

Robert G. Moskowitz	Executive Vice President of SHI and SHOC; Managing Director of SCA.

Gregory S. Martin	Chief Financial Officer and Treasurer of SHOC, SHI, SCA and Shamrock Partners.

All of the persons listed above are citizens and residents of the United States.

(d)-(e) During the last five years, none of the Reporting Persons or, to the Reporting Persons’ best knowledge, any of their directors, executive officers or controlling persons, as the case may be, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	Source and Amount of Funds or Other Consideration.

The total amount of funds used by SAVF to purchase the 470,996 Class A Common Shares acquired in the last 60 days and reported herein was $21,413,048 (not including brokerage commissions). All of such funds were derived from capital contributions to SAVF.

The total amount of funds used by SAVF II to purchase the 280 Class A Common Shares acquired in the last 60 days and reported herein was $12,729 (not including brokerage commissions). All of such funds were derived from capital contributions to SAVF II.

The total amount of funds used by SAVF III to purchase the 29,812 Class A Common Shares acquired in the last 60 days and reported herein was $1,355,352 (not including brokerage commissions). All of such funds were derived from capital contributions to SAVF III.

ITEM 4.	Purpose of Transaction.

Shamrock Activist Value Fund acquired the 1,349,372 Class A Common Shares owned by it based on the Reporting Persons’ belief that the Class A Common Shares represent an attractive investment opportunity.

The Reporting Persons believe that the Company has governance deficiencies that, among other things, impede accountability to the detriment of stockholder value. Although the Company has recently created a lead independent director position and appointed two new independent directors, the Reporting Persons continue to believe that the value to the holders of Class A Common Shares could be enhanced if the Company (1) adopted a majority voting standard for the election of directors; (2) declassified its staggered board to permit the annual election of all Company directors; and (3) secured the conversion of the outstanding shares of multiple vote Class B Common Shares into Class A Common Shares so that all shares of common stock have the same voting rights. The Reporting Persons have had, and anticipate having further, discussions with the Company’s senior management and the directors regarding the Reporting Person’s ideas to enhance stockholder value.

Except as stated in response to this Item 4, the Reporting Persons have no current plans or proposals with respect to the Company or its securities of the types enumerated in paragraphs (a) through (j) of this Item 4 to the form Schedule 13D promulgated under the Act. The Reporting Persons may determine from time to time in the future, based on market and general economic conditions, the business affairs and financial conditions of the Company, the capital requirements of Shamrock Activist Value Fund limited partners, the availability of securities at favorable prices and alternative investment opportunities available to the Reporting Persons, and other factors that the Reporting Persons may deem relevant, to acquire additional securities of the Company in the open market, in privately negotiated transactions or otherwise, or to sell some or all of the securities it now holds or hereafter acquires as set forth above or otherwise.

ITEM 5.	Interests in Securities of the Issuer.

(a), (b) SAVF, SAVF II and SAVF III are controlled by the General Partner. As a result, each of SAVF, SAVF II and SAVF III may be deemed members of a group and may be deemed to beneficially own for purposes of Section 13(d) the shares beneficially owned for such purposes by the others.

SAVF is the owner of 1,318,116 Class A Common Shares, which represents approximately 4.56% of the issued and outstanding Class A Common Shares. SAVF II is the owner of 788 Class A Common Shares, which represents approximately 0.00% of the issued and outstanding Class A Common Shares. SAVF III is the owner of 30,468 Class A Common Shares, which represents approximately 0.11% of the issued and outstanding Class A Common Shares.

As the general partner of Shamrock Activist Value Fund, the General Partner may be deemed to beneficially own the 1,349,372 Class A Common Shares owned by Shamrock Activist Value Fund, constituting approximately 4.67% of the issued and outstanding Class A Common Shares. As the managing member of the General Partner, Shamrock Partners may be deemed to beneficially own the 1,349,872 Class A Common Shares owned by Shamrock Activist Value Fund, constituting approximately 4.67% of the issued and outstanding Class A Common Shares. Shamrock Partners has sole voting and dispositive power with respect to the 1,349,372 Class A Common Shares owned by Shamrock Activist Value Fund by virtue of its authority to vote and dispose of such Class A Common Shares. Finally, each of the controlling persons of Shamrock Partners may be deemed to beneficially own the 1,349,372 Class A Common Shares owned by Shamrock Activist Value Fund, pursuant to Rule 13d-3 of the Act. Those controlling persons are identified in response to Item 2.

The percentages of ownership figures set forth in this response to Items 5(a) and 5(b) assumes that 28,916,366 Class A Common Shares were outstanding as of July 18, 2008, based on the information contained in the Company’s Form 10-Q filed with the United States Securities and Exchange Commission on May 5, 2008.

(c) During the last 60 days, SAVF, SAVF II and SAVF III engaged in transactions with respect to the Class A Common Shares on such dates, in such amounts and at such per share prices (excluding brokerage fees) as indicated on the Schedule of Transactions attached hereto as Exhibit 1 and incorporated herein by reference. All such transactions were effected in the open market on The NASDAQ Global Select Market.

Except as set forth above, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person identified in response to Item 2, beneficially owns any Class A Common Shares or has effected any transactions in Class A Common Shares during the preceding 60 days.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons have no knowledge of any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in response to Item 2 or between such persons and any person with respect to any securities of the Company.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit		Document

Exhibit 1	—	Schedule of Transactions

Exhibit 2	—	Joint Filing Agreement, dated July 18, 2008, among Shamrock Activist Value Fund, L.P., Shamrock Activist Value Fund II, L.P., Shamrock Activist Value Fund III, L.P., Shamrock Activist Value Fund GP, L.L.C. and Shamrock Partners Activist Value Fund, L.L.C.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: July 18, 2008

SHAMROCK ACTIVIST VALUE FUND, L.P.

By:	Shamrock Activist Value Fund GP, L.L.C., its general partner

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Michael J. McConnell
Name: Michael J. McConnell
Title: Vice President

SHAMROCK ACTIVIST VALUE FUND II, L.P.

By:	Shamrock Activist Value Fund GP, L.L.C., its general partner

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Michael J. McConnell
Name: Michael J. McConnell
Title: Vice President

SHAMROCK ACTIVIST VALUE FUND III, L.P.

By:	Shamrock Activist Value Fund GP, L.L.C., its general partner

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Michael J. McConnell
Name: Michael J. McConnell
Title: Vice President

SHAMROCK ACTIVIST VALUE FUND GP, L.L.C.

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Michael J. McConnell
Name: Michael J. McConnell
Title: Vice President

SHAMROCK PARTNERS ACTIVIST VALUE FUND, L.L.C.

By:	/s/ Michael J. McConnell
Name: Michael J. McConnell
Title: Vice President

Exhibit Index

Exhibit		Document

Exhibit 1	—	Schedule of Transactions

Exhibit 2	—	Joint Filing Agreement, dated July 18, 2008, among Shamrock Activist Value Fund, L.P., Shamrock Activist Value Fund II, L.P., Shamrock Activist Value Fund III, L.P., Shamrock Activist Value Fund GP, L.L.C. and Shamrock Partners Activist Value Fund, L.L.C.